03002256

SO 3/6/03

VF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52991

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: thinkorswim, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3304 N. Lincoln Avenue
(No. and Street)

Chicago (City) IL (State) 60657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Blom 773 435-3210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gleeson, Sklar, Sawyers, and Cumpata
(Name – *if individual, state last, first, middle name*)

225 W. Washington, Suite 400 Chicago IL
(Address) (City) (State) (Zip Code)

RECD S.E.C. FEB 28 2003

PROCESSED MAR 14 2003 THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 1 2 2003

OATH OR AFFIRMATION

I, Joel Blom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thinkorswim, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
DONALD E. ROBERTS
Notary Public, State of Illinois
My Commission Expires 06/13/05

Signature

President
Title

Donald E. Roberts 3/4/03
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. None Required
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. None Required
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THINKORSWIM, INC.

ANNUAL REPORT

DECEMBER 31, 2002

THINKORSWIM, INC.
Annual Financial Statements
December 31, 2002

Table of Contents

	Page No.
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Supplementary Information	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Independent Auditors' Report on Internal Control	12-13

GLEESON
SKLAR
SAWYERS
CUMPATA LLP

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
thinkorswim, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of **thinkorswim, Inc.** as of December 31, 2002 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **thinkorswim, Inc.** as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gleeson, Sklar, Sawyers & Cumpata LLP

Gleeson, Sklar, Sawyers & Cumpata LLP
Elgin, Illinois
February 7, 2003

225 West Washington Street, Suite 400 Chicago, Illinois 60606 T 312-899-4460 F 312-726-3262
2400 Big Timber Road, Suite 200 Elgin, Illinois 60123 T 847-697-6161 F 847-697-6176 www.gsscllp.com

THINKORSWIM, INC.
Statement of Financial Condition
December 31, 2002

ASSETS

Current assets	
Cash and cash equivalents	$ 2,311,674
Due from correspondent brokers	253,489
Receivables from broker-dealers and clearing organizations	649,666
Marketable securities owned, at market value	2,340
Note receivable	50,803
Other receivables	850
Due from affiliates	104,209
Prepaid expenses	26,097
Total current assets	**3,399,128**
Furniture, fixtures, and equipment, net	**329,144**
Other assets	
Web site development, net	814,390
Software, net	79,340
Total other assets	**893,730**
Total assets	**$ 4,622,002**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	
Accounts payable	$ 241,283
Accrued payroll	120,282
Securities sold, not yet purchased, at market value	1,860
Total current liabilities	**363,425**
Stockholders' equity	**4,258,577**
Total liabilities and stockholders' equity	**$ 4,622,002**

See accompanying notes to financial statements

THINKORSWIM, INC.
Statement of Operations
For the Year Ended December 31, 2002

Revenues:	
Commissions	$ 6,073,042
Interest and dividends	76,396
Other income	613
Total revenues	**6,150,051**
Expenses:	
Employee compensation and benefits	1,626,751
Floor brokerage, exchange, and clearance fees	2,376,330
Communications and data processing	508,106
Interest	33,336
Occupancy	511,089
Other expenses	636,333
Total expenses	5,691,945
Income before income taxes	**458,106**
Provision for income taxes	---
Net income	**$ 458,106**

See accompanying notes to financial statements

	Capital		
	Preferred $0.001 Par Value 400,000 Shares Authorized		
	# of Shares Issued and Outstanding	Retained Earnings (Accumulated Deficit)	Stockholders' Equity
Balance at December 31, 2001	61,521	$ (2,209,528)	$ 3,800,471
Net income for the year ended December 31, 2002	---	458,106	458,106
Balance at December 31, 2002	61,521	$ (1,751,422)	$ 4,258,577

THINKORSWIM, INC.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net income	$ 458,106
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation and amortization	401,445
Rent abatement applied to note receivable	89,189
(Increase) decrease in operating assets:	
Receivable from correspondent brokers, broker-dealers, and clearing organizations	(634,585)
Securities owned, net	13,860
Other receivables	650
Due from affiliates	(104,209)
Prepaid expenses	(26,097)
Increase (decrease) in operating liabilities:	
Accounts payable	115,306
Accrued payroll	75,514
Securities sold, not yet purchased	(22,595)
Net cash provided by operating activities	**366,584**
Cash flows from investing activities:	
Purchase of furniture, fixtures, and equipment	(120,344)
Development of web site	(7,500)
Purchase of software	(79,997)
Net cash used in financing activities	**(207,841)**
Net increase in cash	**158,743**
Cash, beginning of year	2,152,931
Cash, end of year	**$ 2,311,674**
Supplemental disclosures of cash flow information:	
Non-cash investing activities:	
Rent abatement applied to note receivable	$ 89,189

See accompanying notes to financial statements

THINKORSWIM, INC.
Notes to Financial Statements
December 31, 2002

Note 1 – NATURE OF BUSINESS

thinkorswim, Inc. (the "Company") was formed on September 13, 1999 as thinkorswim.com, LLC. On July 31, 2000 the Company converted into a corporation. The Company changed its name to thinkorswim, Inc. on October 25, 2000 and began operations in October of 2001. This is the first year the Company has not been considered to be in the development stage.

The Company is a broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD") operating as a direct, dedicated internet-based introducing broker for the trading of options and other hedging instruments.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:

Securities transactions
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The principal source of temporary differences is the capitalization of costs for tax purposes while they are expensed for book purposes, different useful lives for website development for book and tax purposes, and net operating loss carryforwards for federal and state income tax purposes.

Software
Software is stated at cost and is being amortized using the straight-line method over a three-year useful life. Amortization charged to income was $38,548 in 2002.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Furniture, fixtures, and equipment

Furniture, fixtures, and equipment are stated at cost. Depreciation is computed using an accelerated method for both financial reporting and income tax purposes for furniture and equipment. Leasehold improvements are being depreciated using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Financial instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Fair values of forwards, swaps, and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions is recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterpart or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

The Company maintains cash deposits at banks located in the Midwest. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At various times throughout the year, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and management does not believe the Company is exposed to any significant credit risk related to cash.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Website development

Website development costs are being amortized using the straight-line method over a five-year useful life.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

THINKORSWIM, INC.
Notes to Financial Statements
December 31, 2002

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Advertising costs

The Company expenses advertising costs as incurred. During 2002, $20,000 was expensed.

Note 3 – RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2002, consisted of fees and commissions receivable.

Note 4 – SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities, consisted of options and warrants at market values, owned were $2,340 and sold, not yet purchased were $1,860 as of December 31, 2002.

Note 5 – FURNITURE, FIXTURES, AND EQUIPMENT

Furniture, fixtures, and equipment consisted of the following at December 31, 2002:

Leasehold improvements	$	177,743
Furniture, fixtures, and equipment		466,600
		644,343
Less accumulated depreciation		315,199
Total, net	$	329,144

Depreciation and amortization charged to income was $156,819 at December 31, 2002.

Note 6 – WEBSITE DEVELOPMENT EXPENDITURES

The Company engaged various vendors to develop internal software related to the website, which was placed in service during 2001. Costs related to the website development are capitalized. As of December 31, 2002, the Company has capitalized $1,036,851 of website development costs. During 2002, $206,078 of amortization was charged to income.

Note 7 – AGREEMENT AND PLAN OF MERGER

In June of 2002, the Company desired to become a wholly-owned subsidiary with an entity under common ownership. The Company merged with an existing wholly-owned subsidiary to become the surviving corporation. The Company's authorized capital stock was then amended to 1,000,000 shares of common stock. Additionally, the outstanding shares of the Company were acquired by the entity under common ownership, resulting in the Company becoming a wholly-owned subsidiary.

Note 8 – CONVERTIBLE PREFERRED STOCK

Holders of the convertible preferred stock have voting rights equal to the common shares and the shares are convertible at the option of the holder at any time into shares of common stock of the Company in accordance with the conversion ratio, which was 1 to 1 at December 31, 2002. The shares also have liquidation preference at $25 a share.

Note 9 – PROVISION FOR INCOME TAXES

Income taxes consisted of the following at December 31, 2002:

Current:	
Federal	$ 109,200
State	25,300
Net operating loss carryforward	(134,500)
Total current	---
Deferred:	
Federal	50,700
State	10,900
Net operating loss carryforward	(61,600)
Total deferred	---
Provision for income taxes	$ ---

The Company has available at December 31, 2002, approximately $1,526,000 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2021 to 2022.

A reconciliation of the provision for income taxes and the income tax computed at the statutory rate for 2002 is as follows:

Federal income tax expense computed at the statutory rate	$ 155,756
State tax expense	33,442
Temporary book/tax differences	12,663
Permanent book/tax differences	(5,761)
Net operating loss carryforward	(196,100)
Provision for income taxes	$ ---

Amounts for deferred tax assets are as follows:

Deferred tax assets arising from:	
Book/tax, start-up costs	$ 27,000
Net operating loss carryforwards	600,300
	627,300
Less valuation allowance	(627,300)
Net deferred tax asset	$ ---

Due to the uncertainty regarding the levels of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, which may not be realized.

Note 10 – LEASES

The Company leases computer equipment and office space under operating leases expiring in 2003 and 2006, respectively. Total rent expense under operating leases for 2002 was $101,904. Under the office space agreement, the Company established a line of credit to the lessor for a build out of the office space. The Company agreed to receive an abatement of their lease payments for the office space until the note, including interest at 10%, is paid off. During 2002, the Company applied $89,189 of the note to lease payments. The note had a balance of $50,803 at December 31, 2002. Included in income is $9,976 for interest accrued from the line of credit.

Minimum future rental payments under non-cancelable operating leases having remaining terms in excess of one year of December 31, 2002, for each of the next five years and in the aggregate are:

2003	$	103,147
2004		105,757
2005		109,455
2006		9,147
Total minimum future rental payments	$	327,506

Note 11 – RELATED-PARTY TRANSACTIONS

During 2002, the Company funded $82,668 to establish an entity under common ownership, of which the entire balance was due from the affiliate as of December 31, 2002. Additionally, the Company shared $95,185 in expenses with another entity under common ownership, of which $21,541 was due from the affiliate as of December 31, 2002.

Note 12 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum "adjusted net capital." At December 31, 2002, the Company had adjusted net capital of $2,811,236, which was $2,711,236 in excess of its required net capital of $100,000.

Note 13 – STOCK OPTION PLANS

The Company formerly had stock option plans under which employees and non-employees may be granted options to purchase shares of Company common stock at the fair market value at the time of the grant. Options were to fully vest in thirds, ⅓ at issuance and the remaining ⅔ one and two years from the date of issuance respectively. The options were to expire ten years from the date of grant. As part of the merger of the Company with an affiliate, the stock option plan was terminated and all outstanding options were deemed expired.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

THINKORSWIM, INC.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission
As of December 31, 2002

Net capital	
Total stockholders' equity qualified for net capital	$ 4,258,577
Add:	
Adjustment for option positions	(480)
Total capital and allowable subordinated borrowings	4,258,097
Deductions and/or charges:	
Non-allowable assets:	
Furniture, equipment, and leasehold improvements, net	329,144
Web site development, net	814,390
Software, net	79,340
Other assets	209,771
Total non-allowable assets from statement of financial condition	1,432,645
Net capital before haircuts on securities positions (tentative net capital)	**2,825,452**
Haircuts on securities:	
Debt securities	5,058
Other securities	9,158
Total haircuts on securities	14,216
Net capital	**$ 2,811,236**
Aggregate indebtedness:	
Items included in statement of financial condition:	
Accounts payable and accrued expenses	**$ 361,565**
Computation of basic net capital requirement:	
Minimum net capital required	$ 100,000
Excess net capital	$ 2,711,236
Ratio: aggregate indebtedness to net capital	0.13 to 1

Note: There is no material difference from the Company's computation included in Part II of Form X-17A-5 as of December 31, 2002, therefore a reconciliation has not been included.

GLEESON
SKLAR
SAWYERS
CUMPATA LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
thinkorswim, Inc.
Chicago, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of **thinkorswim, Inc.** (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

225 West Washington Street, Suite 400 Chicago, Illinois 60606 T 312-899-4460 F 312-726-3262
2400 Big Timber Road, Suite 200 Elgin, Illinois 60123 T 847-697-6161 F 847-697-6176 **www.gsscllp.com**

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gleeson, Sklar, Sawyers & Cumpata LLP

Gleeson, Sklar, Sawyers & Cumpata LLP
Elgin, Illinois
February 7, 2003